UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2014

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2014

Date:	January 22, 2014
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the six months ended September 30, 2013

(1) Operating results

(in millions of yen, except per share data)

	For the six months ended September 30,
	2013	2012
Total revenue	1,929,399	2,240,921
Income before income tax expense	530,411	683,604
Net income attributable to Mitsubishi UFJ Financial Group	383,314	596,012
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	26.21	41.50
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	26.10	41.44

Comprehensive income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2013 and 2012 were ¥820,313 million and ¥397,825 million, respectively.

Notes:

1. Average number of shares outstanding

(in thousands of shares)

	For the six months ended September 30,
	2013	2012
Common stock	14,157,332	14,146,513

2. “Basic earnings per common share” and “Diluted earnings per common share” are based on “Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group.”

(2) Financial condition

(in millions of yen)

	As of September 30,	As of March 31,
	2013	2013
Total assets	237,948,092	230,559,276
Total Mitsubishi UFJ Financial Group shareholders’ equity	11,318,231	10,608,795

(3) Cash flows

(in millions of yen)

	For the six months ended September 30,
	2013	2012
Net cash provided by (used in) operating activities	1,821,992	(10,822)
Net cash used in investing activities	(6,124,115)	(983,360)
Net cash provided by financing activities	4,113,395	773,187
Cash and cash equivalents at end of period	3,483,533	3,004,711

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under U.S. GAAP that is included in a report on Form 6-K (the “Form 6-K”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 6-K includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 6-K carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on assumptions and other estimates, including economic factors, our business performance and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, fluctuations in interest rates, foreign currency exchange rates and stock prices, legal proceedings and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of yen)	As of September 30, 2013	As of March 31, 2013
Assets:
Cash and due from banks	3,483,533	3,619,253
Interest-earning deposits in other banks	15,495,887	8,111,887
Call loans, funds sold, and receivables under resale agreements	7,071,516	6,278,108
Receivables under securities borrowing transactions	2,671,060	2,615,172
Trading account assets	40,458,856	40,826,384
Investment securities:
Securities available-for-sale	52,631,792	58,844,069
Securities being held-to-maturity	1,937,218	2,131,164
Other investment securities	874,785	889,952

Total investment securities	55,443,795	61,865,185

Loans, net of unearned income, unamortized premiums and deferred loan fees	102,067,926	98,590,229
Allowance for credit losses	(1,183,447)	(1,335,987)

Net loans	100,884,479	97,254,242

Premises and equipment—net	1,099,768	1,059,054
Accrued interest	260,185	255,192
Customers’ acceptance liability	102,763	90,216
Intangible assets—net	880,930	866,153
Goodwill	497,423	417,956
Deferred tax assets	483,745	514,679
Other assets	9,114,152	6,785,795

Total assets	237,948,092	230,559,276

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	15,751,913	15,327,957
Interest-bearing	102,060,649	103,003,820
Overseas offices, principally interest-bearing	35,025,497	29,877,962

Total deposits	152,838,059	148,209,739

Call money, funds purchased, and payables under repurchase agreements	23,806,001	19,710,976
Payables under securities lending transactions	3,147,163	3,992,950
Due to trust account and other short-term borrowings	11,606,764	12,241,627
Trading account liabilities	12,139,151	14,969,482
Obligations to return securities received as collateral	2,682,368	3,034,547
Bank acceptances outstanding	102,763	90,216
Accrued interest	128,759	136,712
Long-term debt	12,706,266	12,182,358
Other liabilities	7,110,562	5,048,689

Total liabilities	226,267,856	219,617,296

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,647,077	1,646,035
Capital surplus	6,347,268	6,348,133
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	1,633,408	1,361,620
Accumulated other comprehensive income, net of taxes	1,011,346	574,347
Treasury stock, at cost	(2,539)	(3,011)

Total Mitsubishi UFJ Financial Group shareholders’ equity	11,318,231	10,608,795
Noncontrolling interests	362,005	333,185

Total equity	11,680,236	10,941,980

Total liabilities and equity	237,948,092	230,559,276

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2013	2012
Interest income:
Loans, including fees	817,510	793,828
Deposits in other banks	20,386	13,868
Investment securities	179,037	187,884
Trading account assets	187,493	185,943
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	31,511	32,422

Total	1,235,937	1,213,945

Interest expense:
Deposits	107,618	113,647
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	21,946	35,295
Due to trust account, other short-term borrowings, and trading account liabilities	27,787	28,124
Long-term debt	112,164	118,009

Total	269,515	295,075

Net interest income	966,422	918,870
Provision (credit) for credit losses	(60,229)	80,012

Net interest income after provision (credit) for credit losses	1,026,651	838,858

Non-interest income:
Fees and commissions income	639,422	540,963
Foreign exchange gains (losses)—net	(35,659)	76,616
Trading account profits (losses)—net	(192,113)	301,785
Investment securities gains—net	129,961	35,712
Equity in earnings of equity method investees—net	87,151	10,032
Other non-interest income	64,700	61,868

Total	693,462	1,026,976

Non-interest expense:
Salaries and employee benefits	496,784	460,925
Occupancy expenses—net	78,619	77,475
Fees and commission expenses	111,437	100,565
Outsourcing expenses, including data processing	105,052	98,725
Depreciation of premises and equipment	49,358	46,609
Amortization of intangible assets	99,550	103,007
Impairment of intangible assets	133	235
Insurance premiums, including deposit insurance	50,445	48,792
Communications	24,924	23,558
Taxes and public charges	34,523	33,399
Other non-interest expenses	138,877	188,940

Total	1,189,702	1,182,230

Income before income tax expense	530,411	683,604
Income tax expense	99,411	70,518

Net income before attribution of noncontrolling interests	431,000	613,086
Net income attributable to noncontrolling interests	47,686	17,074

Net income attributable to Mitsubishi UFJ Financial Group	383,314	596,012

Income allocated to preferred shareholders:
Cash dividends paid	8,970	8,970
Changes in a foreign affiliated company’s interests in its subsidiary	3,301	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	371,043	587,042

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	26.21	41.50
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	26.10	41.44

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2013	2012
Net income before attribution of noncontrolling interests	431,000	613,086
Net unrealized holding gains (losses) on investment securities	133,548	(171,216)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(12)	1,669
Defined benefit plans	17,677	(1,036)
Foreign currency translation adjustments	284,255	(25,675)

Comprehensive income	866,468	416,828

Net income attributable to noncontrolling interests	47,686	17,074
Other comprehensive income (losses) attributable to noncontrolling interests	(1,531)	1,929

Comprehensive income attributable to Mitsubishi UFJ Financial Group	820,313	397,825

Credit Quality Data (Unaudited)
(in millions of yen)	As of September 30, 2013	As of March 31, 2013
Nonaccrual loans	1,150,392	1,295,113
Restructured loans	943,676	985,847
Accruing loans contractually past due 90 days or more	49,307	41,544

Total	2,143,375	2,322,504

Loans	102,067,926	98,590,229
Allowance for credit losses	(1,183,447)	(1,335,987)